

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Magen McGahee
Chief Operating Officer, Chief Financial Officer and Secretary
Galaxy Next Generation, Inc.
286 Big A Road
Toccoa, Georgia 30577

>   **Re: Galaxy Next Generation, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 20, 2020**
>   **File No. 333-249561**

Dear Ms. McGahee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services